EVE FUND I, LLC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

February 15, 2018



Independent Accountant's Review Report

To Management
Eve Fund I, LLC
Los Angeles, CA

We have reviewed the accompanying balance sheet of Eve Fund I, LLC as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 15, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

EVE FUND I, LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ -
TOTAL CURRENT ASSETS	-	-
TOTAL ASSETS	-	-
LIABILITIES AND MEMBERS' EQUITY		
MEMBERS' EQUITY		
Contributed Capital	1,125	1,125
Retained Earnings (Deficit)	(1,125)	(1,125)
TOTAL MEMBERS' EQUITY	-	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -	$ -

EVE FUND I, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Other Income (Expense)		
Legal and Professional Fees	-	(1,000)
Organizational Costs	-	(125)
Net Income	$ -	$ (1,125)

EVE FUND I, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ -	$ (1,125)
Net Cash Flows From Operating Activities	-	(1,125)
Cash Flows From Financing Activities		
Change in Contributed Capital		1,125
Net Cash Flows From Investing Activities	-	1,125
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	$ -	$ -

EVE FUND I, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Starting Equity	$ -	$ -
Contributions from Members	-	1,125
Distributions to Members	-	-
Net Income	-	(1,125)
Ending Equity	$ -	$ -

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Eve Fund I, LLC ("the Company") is a limited liability company organized under the laws of the State of Wyoming. The Company will develop, produce, and distribute a portfolio of women driven feature films, utilizing state of the art digital production and distribution methods. As of December 31, 2017, the Company had not commenced principal operations.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. As such, items of income and expense are reported by the individual members on their personal tax returns. The Company's federal income tax filing for 2016 remains subject to review by the Internal Revenue Service until 2020. The Company was not obligated to submit a tax filing for 2017 and does not intend to do so.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 15, 2018, the date that the financial statements were available to be issued.